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                                                                       EXHIBIT 1

                              INTEROIL CORPORATION
                          NOTICE OF CHANGE OF AUDITOR

TO:       British Columbia Securities Commission
          Alberta Securities Commission
          Ontario Securities Commission

AND TO:   KPMG
          PricewaterhouseCoopers

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     Notice is hereby given by InterOil Corporation (the "CORPORATION")
pursuant to section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators ("NI 51-102"), that:

1. KPMG has decided to resign as auditors of the Corporation effective June 6, 2005 (the "TERMINATION");

2. there were no reservations in the auditor's report issued by KPMG relating to the "relevant period" as defined in section 4.11 of NI 51-102;

3. the Termination and the appointment of PricewaterhouseCoopers as successor auditors have been approved by the board of directors of the Corporation and the audit committee of the board of directors of the Corporation; and

4. there have been no reportable events as contemplated in section 4.11 of NI 51-102.


     DATED JUNE 6, 2005.


                                        INTEROIL CORPORATION

                                        By: /s/ GRAEME K. ALEXANDER
                                            -------------------------------
                                            Graeme K. Alexander
                                            Secretary